

June 10, 2013

Via E-mail
Jeffrey W. Kip
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

> **Re:** **IAC/InterActiveCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response dated June 5, 2013**
> **File No. 000-20570**

Dear Mr. Kip:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Consolidated Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 11 – Long-Term Debt, page 68

1. We reviewed your response to comment 14 in our letter dated May 29, 2013. Please tell us whether the payment of dividends by you or your subsidiaries could cause non-compliance with a financial ratio test. If so, please tell us your consideration of this potential non-compliance when analyzing the disclosure requirements of Rule 4-08(e)(1) and 4-08(e)(3)(i) and (ii) of Regulation S-X and the need for the condensed financial information prescribed by Rule 12-04 of Regulation S-X as required by Schedule I of Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joanne Hawkins
        IAC/InterActiveCorp

        Kathryn Gettles-Atwa
        Wachtell, Lipton, Rosen & Katz